June 14, 2011

Writer’s Direct Dial: +33.1.40.74.69.24
E-Mail: jbrinitzer@cgsh.com
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Rufus Decker

Re:	ArcelorMittal
File No. 333-146371
Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

Reference is made to your letter, dated May 31, 2011, regarding the annual report of ArcelorMittal (the “Company”) on Form 20-F for the fiscal year ended December 31, 2010. In such letter the staff of the Securities and Exchange Commission (the “Staff”) requested that the Company provide a response within ten business days or inform the Staff as to when the Company would be able to provide its response.

As discussed with Lisa Etheredge on June 7, the Company is in the process of preparing its response to the letter but requires additional time to compile necessary information and to review its response with its external auditors and counsel. The Company proposes to submit its response no later than June 24, 2011.

If you have any questions regarding the foregoing request or require additional information, please do not hesitate to contact me at +33-1-4074-6924.

Sincerely, /s/ John D. Brinitzer John D. Brinitzer

cc:	Simon Evans, Esq.
(ArcelorMittal)